Exhibit 99.1

Sapiens Hosted Annual North America Customer Summit in Tucson, Arizona

The Summit included more than 500 participants from over 110 insurance companies, customers, and partners

Rochelle Park, N.J., October 30, 2023—Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, hosted its annual North America Customer Summit in Tucson, Arizona on October 23-25, 2023. Attendees included insurance customers, prospects, and partners, with industry-leading experts from Microsoft, Deloitte, Celent, and Datos Insights.

“Explore the Possibilities” was the theme of this event, which was designed to inform and inspire conference participants with the latest in technology and innovation from across the industry. Sessions included inspirational keynotes, insightful presentations, and expert panels on industry-critical topics such as generative AI, the case for the cloud, digital transformation, and driving innovation from vision to reality. The conference also gave participants the opportunity to learn about Sapiens’ future roadmaps, R&D, and product development.

Agenda highlights included:

●	Carey Lohrenz, the first female F-14 fighter pilot, U.S. Navy, delivered an inspirational keynote about fearless leadership and how to meet business challenges with an adaptive philosophy.

●	Anu Chawla, Senior Director, Microsoft Global Partner Solutions, delivered an industry keynote presentation that explored how AI is transforming the insurance industry.

●	Dedicated streams for all lines of business delivered by Sapiens Division Presidents and solution experts covered Sapiens’ latest product developments and future roadmaps.

●	Sapiens unveiled Model.AI that incorporates Generative AI to accelerate time to market for decisioning, with the power of Microsoft Azure.

“The annual summit is always an exciting opportunity to connect with our customers, during informative sessions and insightful conversations, for collaborative inspiration and engagement,” said Yaffa Cohen-Ifrah, CMO and Head of Investor Relations at Sapiens. “This year’s event truly exceeded our expectations, with the enthusiasm of our attendees and the invaluable efforts of the Sapiens team.”

“Our annual Customer Summit is a platform for our customers to gain valuable industry insights to drive their innovation journeys,” said Roni Al-Dor, President and CEO, Sapiens. “Our success is tied to the success of our customers, and we are proud to help make a significant difference in their organizations.”

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The Partner showcase at the Summit provided 18 key insurtech partners with the opportunity to show how their offerings fit into the Sapiens ecosystem. The showcase included Microsoft, Cincom, Deloitte, InvoiceCloud, Whatfix, Charlee.ai, Datacrest, GhostDraft, Glia, Hi Marley, Infor, Intellagents, LTIMindtree, Milliman, ODG by mcg, One Inc, Paymentus and SmartPay.

Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer & Head of Investor Relations

Sapiens

yaffa.cohen-ifrah@sapiens.com

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) empowers the financial sector, with a focus on insurance, to transform and become digital, innovative, and agile. With more than 40 years of industry expertise, Sapiens’ cloud-based SaaS insurance platform offers pre-integrated, low-code capabilities across core, data, and digital domains to accelerate our customers’ digital transformation. Serving over 600 customers in more than 30 countries, Sapiens offers insurers across property and casualty, workers’ compensation, and life insurance markets the most comprehensive set of solutions, from core to complementary, including Reinsurance, Financial & Compliance, Data & Analytics, Digital, and Decision Management. For more information visit https://sapiens.com or follow us on LinkedIn.

Forward-Looking Statements

Certain matters discussed in this press release that are incorporated herein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to pandemic risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus pandemic, which adversely affected our results of operations, or fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F, to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

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